UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 41)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Daniel Stencel

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 20,972,495
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 20,972,495
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 20,972,495
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 72.7% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 72.7% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,310 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,310 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,310 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 82.8% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 154,089,828
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 154,089,828
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 154,089,828
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 72.7% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC HOLDINGS II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 92,056,785 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 92,056,785 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 92,056,785 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 30.6% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC HOLDINGS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 176,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 176,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 176,696,466 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 45.5% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and 554,221 shares of currently outstanding common stock underlying an option to purchase.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 52,217,318 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 52,217,318 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 52,217,318 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 19.9% (1)(2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes common stock issuable upon the conversion of 18,316 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 8,500 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 8,500 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 249,116,310 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 249,116,310 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 249,116,310 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 82.8% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock and 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 254,116,310 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 254,116,310 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 254,116,310 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.0% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 15,577 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 19,657 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, 19,657 warrants at a ratio of approximately 2,650 shares of common stock for each warrant and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 176,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 176,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 176,696,466 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 45.5% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and 554,221 shares of currently outstanding common stock underlying an option to purchase.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 176,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 176,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 176,696,466 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 45.5% (1)(2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, and 554,221 shares of currently outstanding common stock underlying an option to purchase.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS V (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 181,696,466 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 181,696,466 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 181,696,466 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 46.2% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 34,779 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 34,779 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, 554,221 shares of currently outstanding common stock underlying an option to purchase, and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 488,030,096 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 488,030,096 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 488,030,096 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.7% (1)(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 62,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 62,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, 554,221 shares of currently outstanding common stock underlying an option to purchase, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 489,644,038 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 489,644,038 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 489,644,038 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 91.0% (1)(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 440,000 shares of restricted stock issued to Pegasus Capital Advisors IV, L.P. related to director compensation in 2015 that are fully votable, but vest on January 1, 2016. Includes common stock issuable upon the conversion of 33,893 shares of Series I Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series I Convertible Preferred Stock, 62,936 shares of Series J Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series J Convertible Preferred Stock, common stock issuable upon the exercise of options to purchase 45,000 shares of Series H Convertible Preferred Stock and the conversion of such shares of Series H Convertible Preferred Stock at a ratio of approximately 1,053 shares of common stock for each share of Series H Convertible Preferred Stock, 62,936 warrants at a ratio of approximately 2,650 shares of common stock for each warrant, 554,221 shares of currently outstanding common stock underlying an option to purchase, a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners IV, L.P. and a warrant to purchase 5,000,000 shares of common stock held by Pegasus Capital Partners V, L.P.
(2)	Based on 211,821,722 shares of common stock outstanding as of September 10, 2015, according to information provided by the Issuer.

Amendment No. 41 to Schedule 13D

This Amendment No. 41 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), Pegasus Capital Advisors, L.P. (“PCA”), Pegasus Capital Advisors GP, L.L.C. (“PCA GP”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), LSGC Holdings III LLC (“LSGC Holdings III”), PCA LSG Holdings, LLC (“PCA Holdings”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Partners V, L.P. (“PPV”), Pegasus Investors V, L.P. (“PIV”), Pegasus Investors V (GP), LLC (“PIVGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011, Amendment No. 19 filed on May 26, 2011, Amendment No. 20 filed on December 13, 2011, Amendment No. 21 filed on December 23, 2011, Amendment No. 22 filed on January 30, 2012, Amendment No. 23 filed on April 4, 2012, Amendment No. 24 filed on April 24, 2012, Amendment No. 25 filed on May 31, 2012, Amendment No. 26 filed on October 1, 2012, Amendment No. 27 filed on September 17, 2013, Amendment No. 28 filed on December 5, 2013, Amendment No. 29 filed on January 8, 2014, Amendment No. 30 filed on January 15, 2014, Amendment No. 31 filed on February 12, 2014, Amendment No. 32 filed on February 21, 2014, Amendment No. 33 filed on April 7, 2014, Amendment No. 34 filed on June 23, 2014, Amendment No. 35 filed on August 4, 2014, Amendment No. 36 filed on August 20, 2014, Amendment No. 37 filed on September 5, 2014, Amendment No. 38 filed on November 25, 2014, Amendment No. 39 filed on February 26, 2015, and Amendment No. 40 filed on June 4, 2015. Except as specifically provided herein, this Amendment No. 41 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated by reference herein. All acquisitions of securities of Lighting Science Group Corporation (the “Issuer”) by a Reporting Person reported herein were made with the working capital of the applicable Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Preferred Stock Subscription and Support Agreement

On September 11, 2015, the Issuer entered into a Preferred Stock Subscription and Support Agreement (the “Subscription Agreement”) with LSGC Holdings III and PPIV pursuant to which, among other things, the Issuer issued 10,000 units of its securities (the “Series J Securities”) to LSGC Holdings III for $1,000 per Series J Security, or aggregate consideration of $10,000,000 (the “September 2015 Offering”). Each Series J Security consists of (a) one share of Series J Convertible Preferred Stock of the Issuer, par value $0.001 per share (the “Series J Preferred Stock”), and (b) a warrant to purchase 2,650 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”), at an exercise price of $0.001 per share (a “Purchased Warrant”). Each share of Series J Preferred Stock is immediately convertible into shares of the Issuer’s Common Stock upon receipt at a price per share of Common Stock equal to $0.95, subject to certain anti-dilution adjustments described in the Amended and Restated Certificate of Designation of the Series J Convertible Preferred Stock (the “Series J Preferred COD”). The Series J Preferred Stock has no expiration date. The designations, powers, rights, and preferences of the Series J Preferred Stock are governed by the Series J Preferred COD, which was filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The Purchased Warrants contain substantially the same terms as the warrants issued to PCA Holdings on January 3, 2014, a copy of which was filed as Exhibit 4.5 to the Issuer’s Form 8-K filed with the SEC on January 8, 2014. However, the Purchased Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) September 11, 2020, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the Purchased Warrants), or (iii) the date of any Change of Control (as defined in the Purchased Warrants). As a result of their relationship with directors of the Issuer, LSGC Holdings III and its affiliates have been recognized as directors by deputization of the Issuer, and the Issuer’s Board of Directors approved the Subscription Agreement in advance of the acquisitions from the Issuer pursuant to that agreement.

As contemplated by the Subscription Agreement and to facilitate support for the Appeal Bond (as defined below), on September 15, 2015, the Issuer also filed a Certificate of Designation with the Secretary of State of the State of Delaware designating 40,000 shares of its preferred stock as Series K Preferred Stock (the “Series K Preferred Stock”) having the designations, preferences, voting rights and other special rights set forth therein (the “Series K COD”), which was filed as Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on September 17, 2015. The Series K Preferred Stock is senior to the Issuer’s Series H Convertible Preferred Stock (the “Series H Preferred Stock”), the Issuer’s Series I Convertible Preferred Stock (the “Series I Preferred Stock”), the Series J Preferred Stock and the Common Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Issuer. Depending on whether the Appeal Bond has been drawn or fully released, the Series K COD requires the Issuer to redeem the outstanding shares of Series K Preferred Stock in the event of a liquidation, dissolution or winding up of the Issuer or an earlier change of control or “junior security redemption,” which includes events triggering a redemption of the outstanding shares of Series H Preferred Stock, Series I Preferred Stock or Series J Preferred Stock. The September 2015 Offering, the designation of the Series K Preferred Stock, the proposed issuance of Series K Securities (as defined below) in connection with entering into the Appeal Bond Agreements described below are collectively referred to as the “Subscription and Support Transaction.”

As disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2014, the Issuer is, together with several of its affiliates and equity holders and certain other persons, a defendant in securities litigation brought by Geveran Investments Limited (the “Geveran Case”), and on August 28, 2014, an Order Granting Plaintiff’s Motion for Partial Summary Judgment Under its First Cause of Action for Violation of the Florida Securities and Investment Protection Act (the “August 28 Order”) was granted by the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida. As of the date of this Amendment No. 41 to Schedule 13D, the August 28 Order has not been entered. The Issuer intends to post an appeal bond in support of its appeal of the August 28 Order upon entry thereof and, pursuant to the Subscription Agreement, PPIV has agreed to assist the Issuer in securing an appeal bond in the amount of up to $25,000,000 (the “Appeal Bond”) on the terms set forth in a proposed General Indemnity Agreement and related side letter to be entered into by and among the Issuer, PPIV and the issuer of the Appeal Bond (the “Appeal Bond Agreements”). In consideration of PPIV’s entry into the Appeal Bond Agreements and as security for the potential payments to be made to the issuer of the Appeal Bond for draws upon the Appeal Bond, the Issuer agreed, pursuant to the Subscription Agreement, to issue to PPIV units of the Issuer’s securities (the “Series K Securities”), with each Series K Security consisting of (a) one share of Series K Preferred Stock and (b) a warrant to purchase 735 shares of Common Stock (the “Appeal Bond Warrant”). The number of Series K Securities to be issued to PPIV will be determined upon entry into the Appeal Bond Agreements and will be equal to the quotient obtained by dividing (x) the aggregate amount of the bonds, undertakings, guarantees and/or contractual obligations underlying PPIV’s initial commitment with respect to the Appeal Bond by (y) $1,000.

Pursuant to the Subscription Agreement, the Issuer also agreed to commence a rights offering of the Series K Securities pursuant to which it will offer all holders of Common Stock and securities convertible into Common Stock (other than derivative securities issued pursuant to the Issuer’s equity-based compensation plan and employee stock purchase plan) the right to purchase a pro rata share of a like number of Series K Securities as the number issued to PPIV upon entry into the Appeal Bond Agreements (the “Rights Offering”). The Series K Securities offered pursuant to the Rights Offering will be issued in exchange for a commitment from any exercising holder to fund an amount equal to the product obtained by multiplying (i) the number of Series K Securities to be acquired by such holder by (ii) $1,000, with such commitment to be payable when, as and if the Appeal Bond is drawn upon. If an exercising holder fails to fund its obligations in accordance with the terms of the Series K COD, PPIV will remain obligated to fund the applicable amount of the Appeal Bond. The Issuer agreed to use its reasonable best efforts to file and have declared effective a registration statement relating to the Rights Offering as soon as reasonably practicable after the entry of the August 28 Order.

Pursuant to the Series K COD, in the event of a claim on the Appeal Bond resulting in a payment by PPIV to the issuer of the Appeal Bond, such as a loss on appeal and collection of the bond amount from PPIV pursuant to the Appeal Bond Agreements, the outstanding shares of Series K Preferred Stock will be retained by the holders who have satisfied their obligations to fund their portion of the Appeal Bond in accordance with the terms of the Series K COD (the “Funding Series K Holders”). The Series K COD provides that, following the release or satisfaction in full of the commitments under the Appeal Bond, the Issuer will cancel for no additional consideration all of the shares of Series K Preferred Stock issued to PPIV and the Funding Series K Holders except a number of shares equal to the product of (x) the number of shares of Series K Preferred Stock held by such holder and (y) a fraction, the numerator of which is the aggregate amount of payments made by such holder with respect to funding the Appeal Bond and the denominator of which is the aggregate liquidation value (calculated by multiplying the number of shares held by such holder by $1,000) of such shares of Series K Preferred Stock, rounded down to the nearest whole share. In the event that the Issuer wins the appeal of the August 28 Order, upon the expiration or termination of the Appeal Bond, all shares of Series K Preferred Stock will be cancelled for no consideration.

The Appeal Bond Warrant will be exercisable for ten years or upon an earlier change of control or qualified public offering and will have an exercise price equal to the closing sales price of the Issuer’s Common Stock on the trading day immediately preceding the date of issuance. PPIV and any Funding Series K Holders will retain the Appeal Bond Warrant(s) issued to such holders as consideration for their agreement to support the Appeal Bond regardless of whether such holders are required to make payments with respect to funding the Appeal Bond.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference

Equity Purchase Agreement

Pursuant to an Equity Purchase Agreement by and between LSGC Holdings III and RW LSG Holdings, LLC (“RW LSG Holdings”), dated September 11, 2015 (the “Equity Purchase Agreement”), LSGC Holdings III purchased 5,254 Series J Units of the Issuer from RW LSG Holdings for a purchase price of $1,000 per Series J Unit, with each Series J Unit consisting of (a) one share of Series J Preferred Stock and (b) a warrant to purchase 2,650 shares of the Issuer’s Common Stock (a “Riverwood Warrant”). Each share of Series J Preferred Stock is immediately convertible into shares of the Issuer’s Common Stock upon receipt at a price per share of Common Stock equal to $0.95, subject to certain anti-dilution adjustments described in the Series J Preferred COD. The Series J Preferred Stock has no expiration date. The designations, powers, rights, and preferences of the Series J Preferred Stock are governed by the Series J Preferred COD, which was filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The Riverwood Warrants contain substantially the same terms as the warrants issued to PCA Holdings on January 3, 2014, a copy of which was filed as Exhibit 4.5 to the Issuer’s Form 8-K filed with the SEC on January 8, 2014. The Riverwood Warrants have an exercise price of $0.001, subject to adjustment as set forth in the Riverwood Warrants and may be exercised immediately. The Riverwood Warrants expire at 11:59 p.m. Eastern Time on the earlier of: (i) January 3, 2019, (ii) the date on which the Issuer consummates a Qualified Public Offering (as defined in the Riverwood Warrants), or (iii) the date of any Change of Control (as defined in the Riverwood Warrants).

The foregoing description of the Equity Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Purchase Agreement, which is filed as Exhibit 99.2, and is incorporated herein by reference.

Membership Interest Purchase Option

Pursuant to a Membership Interest Purchase Option (the “Membership Interest Purchase Option”), dated as of September 11, 2015, by and among Riverwood Capital Partners L.P. (“Riverwood”), LSGC Holdings III, RW LSG Holdings and RW LSG Management Holdings, LLC (“RW LSG Management”), LSGC Holdings III purchased an option to purchase (i) all of the outstanding membership interests of RW LSG Holdings (the “Riverwood Series H Option”) for an aggregate amount equal to $15,000,000, and (ii) 554,221 shares of Common Stock of the Issuer (the “Riverwood Common Option”) for an aggregate amount equal to $150,000, subject to adjustment as detailed in the Membership Interest Purchase Option, and a warrant to purchase an aggregate of 12,664,760 shares of Common Stock (the “Special Warrant”) for no additional consideration (the “Special Warrant Option”, and together with the Riverwood Series H Option and the Riverwood Common Option, the “Riverwood Purchase Option”) from RW LSG Management. As RW LSG Holdings currently holds 45,000 shares of the Issuer’s Series H Preferred Stock, the exercise of the Riverwood Purchase Option would provide LSGC Holdings III with indirect ownership of 45,000 shares of Series H Preferred Stock. The Riverwood Purchase Option is immediately exercisable and will expire on March 27, 2017.

The designations, powers, rights, and preferences of the Series H Preferred Stock are governed by the Amended and Restated Certificate of Designation of the Series H Convertible Preferred Stock (the “Series H Preferred COD”), which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014. The exercise price of the Special Warrant will be determined at the date of exercise and be equal to the difference obtained by subtracting (a) the fair market value for each share of Common Stock on the day immediately preceding the date of exercise and (b) the quotient obtained by dividing (i) 5% of the amount by which the total equity value of the Issuer exceeds $523,905,541.61 (as may be adjusted for subsequent capital raises, including, without limitation, capital raises following the original issuance of the Special Warrant) by (ii) the number of Warrant Shares (as defined in the Special Warrant); provided, however, that for so long as the total equity value of the Issuer is less than or equal to $523,905,541.61 (as may be adjusted for subsequent capital raises, including, without limitation, capital raises following the original issuance of the Special Warrant) the Special Warrant shall be deemed to be of no value and is unexerciseable. The Special Warrant also provides for certain anti-dilution adjustments. The Special Warrant, if unexercised, expires on May 25, 2022.

In addition, If the Riverwood Purchase Option is exercised, LSGC Holdings III will make an offer to VantagePoint Venture Partners 2006 (Q), L.P., VantagePoint CleanTech Partners II, L.P. and their affiliates (collectively, “VantagePoint”), to purchase 5,000 shares of Series H Preferred Stock for a purchase price equal to $333.33 per share, and as part of such transaction warrants held by VantagePoint exercisable for an aggregate of 1,809,250 shares of Common Stock (the “VantagePoint Warrants”) will be transferred to LSGC Holdings III for no additional consideration at the closing of such purchase. The VantagePoint Warrants have the same terms as the Special Warrant. VantagePoint will have 10 business days from receipt of the offer from LSGC Holdings III to accept or the offer will be terminated.

Further, if the Riverwood Purchase Option is exercised, Riverwood will use its reasonable best efforts to cause certain members of RW LSG Holdings that are not affiliated with Riverwood to transfer to LSGC Holdings III warrants to purchase 3,618,501 shares of Common Stock (the “Additional Warrants”) held by such members of RW LSG Holdings for no additional consideration at the closing of the Riverwood Purchase Option. The Additional Warrants have the same terms as the Special Warrant. If fewer than all of the Additional Warrants are transferred to LSGC Holdings III, then the exercise price of the Riverwood Common Option will be reduced to $1.00.

The foregoing description of the Membership Interest Purchase Option does not purport to be complete and is qualified in its entirety by reference to the full text of the Membership Interest Purchase Option, which is filed as Exhibit 99.3, and is incorporated herein by reference.

Equity Put Option

Pursuant to an Equity Put Option (the “Equity Put Option”), dated as of September 11, 2015, by and among LSGC Holdings III, Cleantech Europe II (A) LP (“Cleantech A”) and Cleantech Europe II (B) LP (“Cleantech B”, and together with Cleantech A, the “Cleantech Entities”), LSGC Holdings III granted an option (the “Cleantech Option”)

to the Cleantech Entities to sell 12,500 shares of Series H Preferred Stock to LSGC Holdings III for a purchase price equal to $333.33 per share. The Cleantech Option is exercisable as detailed below and expires on March 27, 2017. The designations, powers, rights, and preferences of the Series H Preferred Stock are governed by the Series H Preferred COD, which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2014.

The Cleantech Option may only be exercised following notice from LSGC Holdings III to the Cleantech Entities that LSGC Holdings III has elected to exercise the Riverwood Series H Option. LSGC Holdings III shall, at least 15 business days prior to its exercise of the Riverwood Series H Option, deliver written notice to the Cleantech Entities (the “Call Option Notice”) that indicates that LSGC Holdings III may exercise the Riverwood Series H Option. Within 30 business days after delivery of the Call Option Notice, the Cleantech Entities may elect to sell some or all of their shares of Series H Preferred Stock by delivering to LSGC Holdings III a written notice (the “Put Notice”) specifying the number of shares of Series H Preferred Stock that LSGC Holdings III shall purchase from the Cleantech Entities. If LSGC Holdings III elects to exercise the Riverwood Series H Option, LSGC Holdings III shall then (and only then) be obligated to purchase the shares included in the Put Notice. LSGC Holdings III shall deliver to the Cleantech Entities a written notice within five Business Days thereof, indicating whether it had actually exercised the Riverwood Series H Option (and hence whether it is obligated to purchase the shares specified in the Put Notice from the Cleantech Entities). LSGC Holdings III shall have 120 calendar days following the date of consummation of the Riverwood Series H Option exercise to purchase all of the shares of Series H Preferred Stock in accordance with the terms and conditions of the Equity Put Option.

LSGC Holdings III and its affiliates have agreed to enter into an agreement with Portman Limited (“Portman”) to grant an option to Portman to sell shares of Series H Preferred Stock to LSGC Holdings III on substantially the same terms as the Equity Put Option.

The foregoing description of the Equity Put Option does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Put Option, which is filed as Exhibit 99.4, and is incorporated herein by reference.

Waiver

On September 11, 2015, each of RW LSG Holdings and affiliates of PCA (collectively, “Pegasus”), as the “Primary Investor” of the Series H Preferred Stock and Series I Preferred Stock, respectively, and together as the “Primary Investors” of the Series J Preferred Stock, (1) agreed that from September 11, 2015 through March 27, 2017, it will not exercise its rights pursuant to the Series H Preferred COD or the Amended and Restated Certificate of Designation of the Series I Convertible Preferred Stock, as the case may be, to require the Issuer to redeem all or a portion of its shares of Series H Preferred Stock (in the case of RW LSG Holdings) or Series I Preferred Stock (in the case of Pegasus), and (2) waived the Issuer’s compliance with certain minimum thresholds related to the Issuer’s consolidated earnings before interest, taxes, depreciation and amortization (“Consolidated EBITDA”) for the fiscal years ending December 31, 2015 and December 31, 2016, and agreed to exercise such waiver upon determination of minimum Consolidated EBITDA for the applicable fiscal year. The Cleantech Entities also agreed, in their capacity as holders of Series H Preferred Stock, to waive the Issuer’s compliance with the minimum Consolidated EBITDA thresholds for the fiscal years ending December 31, 2015 and December 31, 2016, and agreed to exercise such waiver upon determination of minimum Consolidated EBITDA for the applicable fiscal year.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to its investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein and/or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this amended Schedule 13D are incorporated herein by reference. Such information is based on 211,821,722 shares of Common Stock outstanding as of September 10, 2015, according to information provided by the Issuer.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth herein and/or in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(f) of Amendment No. 39 to this Schedule 13D is incorporated by reference herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Subscription Agreement is incorporated by reference as Exhibit 99.1 to this Amendment No. 41 to Schedule 13D and is incorporated by reference herein.

The Equity Purchase Agreement is filed as Exhibit 99.2 to this Amendment No. 41 to Schedule 13D and is incorporated by reference herein.

The Membership Interest Purchase Option is filed as Exhibit 99.3 to this Amendment No. 41 to Schedule 13D and is incorporated by reference herein.

The Equity Put Option is filed as Exhibit 99.4 to this Amendment No. 41 to Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Preferred Stock Subscription and Support Agreement, dated September 11, 2015, by and among Lighting Science Group Corporation, Pegasus Partners IV, L.P. and LSGC Holdings III LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 17, 2015).

99.2	Equity Purchase Agreement, dated September 11, 2015, by and between LSGC Holdings III LLC and RW LSG Holdings, LLC.

99.3	Membership Interest Purchase Option, dated as of September 11, 2015, by and between Riverwood Capital Partners, L.P., LSGC Holdings III LLC, RW LSG Holdings, LLC, and RW LSG Management Holdings, LLC.

99.4	Equity Put Option, dated September 11, 2015, by and among LSGC Holdings III LLC, Cleantech Europe II (A) LP, and Cleantech Europe II (B) LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2015

LED HOLDINGS, LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PP IV LED, LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, L.P.
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

LSGC HOLDINGS III LLC

By:	Pegasus Partners V, L.P., its sole member

By:	Pegasus Investors V, L.P., its general partner

By:	Pegasus Investors V (GP), L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PCA LSG HOLDINGS, LLC

By:	Pegasus Capital, LLC,
its managing member

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS PARTNERS V, L.P.

By:	Pegasus Investors V, L.P., its general partner

By:	Pegasus Investors V (GP), L.L.C., its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V, L.P.

By:	Pegasus Investors V (GP), L.L.C., its general partner

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS INVESTORS V (GP), L.L.C.

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Chief Financial Officer and Treasurer

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name:	Craig Cogut
Title:	President & Managing Member

/s/ Craig Cogut
CRAIG COGUT